SECURITI 04017698 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banyan Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E. Sir Francis Drake Boulevard, Suite 100
(No. and Street)

Lakspur	California	94939
(City)	(State)	(Zip Code)

RECEIVED MAR - 1 2004 183 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**CA**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BANYAN SECURITIES, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY L. SODERBORG
Commission # 1311140
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2005

Notary Public

Signature

Managing Partner

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Banyan Securities, LLC
December 31, 2003
with Report of Independent Auditors

Banyan Securities, LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Members of
Banyan Securities, LLC

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banyan Securities, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 27, 2004

Banyan Securities, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 49,328
Receivable from clearing broker-dealer	1,042,946
Investments in marketable securities owned, at fair value	93,651
Nonmarketable security owned, at fair value	124,100
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $242,857	105,190
Other assets	125,333
Total assets	$ 1,540,548
Liabilities and members' equity	
Payable to clearing broker-dealer	$ 65,000
Marketable securities sold, not yet purchased, at fair value	42,465
Commissions payable	282,600
Profit sharing plan payable for benefits of Members	204,000
Profit sharing plan payable for benefits of Touchstone Investors, L.P.	110,700
Accrued expenses	136,602
Total liabilities	841,367
Members' equity	699,181
Total liabilities and members' equity	$ 1,540,548

See accompanying notes to Statement of Financial Condition.

Banyan Securities, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California. The Company is a registered broker-dealer regulated by the National Association of Securities Dealers, Inc. ("NASD") engaging in the general securities industry with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Accounting

The accompanying statement of financial condition is presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Statement of financial condition prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities are recorded on a trade date basis. Investments in marketable securities and marketable securities sold, not yet purchased, consist of common stocks of United States companies and are valued at fair value. Securities not readily marketable are valued at fair value as determined by management.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method. The cost of furniture and equipment is depreciated over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the useful lives of the assets or the lease term, if shorter.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

Limited liability companies ("LLC") are not taxable entities and are treated in the same manner as a partnership for federal and state tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

Limitations of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

2. Members' Equity

Contributions and withdrawals may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Manager members have additional rights, powers and authority as part of their ownership interest in the Company.

In accordance with an agreement made by the members of the Company during the year, the membership interests were amended, and net income for the year ended December 31, 2003, was allocated to members in proportion to their new membership interests.

Members plan to withdraw capital over the next six months reflecting partial distribution of the Company's profits. Such withdrawals will not affect the Company's compliance with SEC Rule 15c3-1.

3. Receivable from and Payable to Clearing Broker-Dealer

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from and payable to the clearing broker-dealer relate to the aforementioned proprietary transactions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Securities Owned and Sold, Not Yet Purchased

The Company owns United States common stock with a fair value of $93,651, owns one non-marketable security with a fair value of $124,100 and has shorted United States common stock with a fair value of $42,465.

5. Furniture, Equipment and Leasehold Improvements

The Company's furniture, equipment and leasehold improvements by major categories are as follows:

Furniture and fixtures	$ 122,930
Office equipment	148,300
Leasehold improvements	76,817
	348,047
Less accumulated depreciation and amortization	242,857
Net furniture, equipment and leasehold improvements	$ 105,190

6. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the Uniform Net Capital Rule 15c3-1, of at least $100,000, an aggregate indebtedness ratio, also as defined, not exceeding 10 to 1 *(see Note 7)*, and a minimum deposit of cash or securities totaling $250,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

6. Commitments and Contingencies (continued)

Leases

The Company leases office space pursuant to a long-term lease agreement. A portion of the office space is subleased to other companies.

On December 11, 2003, the Company entered into a new lease agreement. At December 31, 2003, the Company's future minimum lease commitments based upon the terms under noncancelable leases that have an initial or remaining term of one year or more were as follows:

2004	$ 247,365
2005	193,538
2006	199,364
2007	205,370
2008	211,546
2009	106,290
	1,163,473
Less aggregate sublease income	(510,009)
	$ 653,464

7. Profit Sharing Plan

The Company has a qualified retirement multi-employer plan commonly referred to as 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to its Plan at its discretion, based on its profits for the year.

The Company received $204,000 and $110,700 from its Members and Touchstone Investments, L.P., respectively, to be contributed to the Plan for the benefit of its Members and the partners of Touchstone Investments, L.P.

8. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2003, the Company had net capital of $327,653, which was $227,653 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.44 to 1.

9. Related-Party Transactions

One of the managing members of the Company is the general partner of Touchstone Advisors, L.P., which is the general partner of Touchstone Investments, L.P. and Benedictine Partners, L.P. The Company subleased a portion of its office space to Touchstone Advisors, L.P. The Company also earned commission income from Touchstone Investments, L.P. and Benedictine Partners, L.P. during the year ended December 31, 2003.

10. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets including cash, securities owned and certain receivables are carried at fair value or contracted amounts that approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

11. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that may be significantly higher than the market value reflected in the statement of financial condition.